# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRIGHT HORIZONS FAMILY SOLUTIONS INC., CIK 0001437578
CUSIP: 109194100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2 Wells Avenue, Newton, Massachusetts (MA), 02459
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000019617

## Reporting persons
- JPMORGAN CHASE & CO.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 3,254,297; shared voting power 0; sole dispositive power 3,710,481; shared dispositive power 4,008; aggregate amount beneficially owned 3,715,267 (6.4% of the class)

## Item 1. Issuer
Name of issuer: BRIGHT HORIZONS FAMILY SOLUTIONS INC.
Address of issuer's principal executive offices: 2 Wells Avenue Newton MA 02459

## Item 2. Person Filing
Name of person filing: JPMORGAN CHASE & CO.
Address of principal business office or, if none, residence: 383 Madison Avenue,, New York, NY 10179
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3715267
Percent of class: 6.4
Sole power to vote or to direct the vote: 3254297
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3710481
Shared power to dispose or to direct the disposition: 4008

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
J.P. Morgan Trust Company of Delaware;
J.P. Morgan Securities LLC;
JPMorgan Asset Management (UK) Limited;
JPMorgan Chase Bank, National Association;
J.P. Morgan Investment Management Inc.;
J.P. Morgan Mansart Management Limited;
55I, LLC

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JPMORGAN CHASE & CO.: Rachel Tsvaygoft, Vice President (07/24/2025)